UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number       0-20866

Wilshire Technologies, Inc.

(Exact name of registrant as specified in its charter)

5861 Edison Place, Carlsbad, CA 92008            (760) 929-7200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:       110

     Pursuant to the requirements of the Securities Exchange Act of 1934 Wilshire Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 5, 2002	By:	/s/ Kevin T. Mulvihill Kevin T. Mulvihill Chief Executive Officer

FORM 15